FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

February 20, 2005

Commission File Number: 0001291361

Syneron Medical Ltd.
(Translation of registrant’s name into English)

Industrial Zone, Yokneam Illit, 20692, P.O.B. 550 Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

          On February 17, 2005, Syneron Medical Ltd. (the “Company”) issued a press release announcing that it filed a 510(k) application with the FDA for marketing clearance in the US of its VelaSmoothTM system, already approved and sold in Europe, Canada and other countries, for treatment of cellulite.

The following document is attached hereto and incorporated by reference herein:

Exhibit 1	Press release, dated February 17, 2005, titled "Syneron Files with FDA for 510(k) Clearance of the VelaSmoothTM System in the US"

          On February 17, 2005, Syneron Medical Ltd. (the “Company”) issued a press release announcing that it has filed with the SEC a registration statement for an offering (by prospectus only) of 7,000,000 ordinary shares by selling shareholders, who also granted the underwriters a 30 day option to purchase up to an additional 1,050,000 of their ordinary shares. Lehman Brothers Inc. and CIBC World Market Corp will act as joint book running managers of the offering, with Citigroup Global Markets Inc. as lead manager and Stephens Inc, Thomas Weisel Partners LLC and C.E. Unterberg Towbin LLC as co-managers. When completed, copies of the preliminary prospectus will be made available by Lehman Brothers.

Exhibit 2	Press release, dated February 17, 2005, titled "Syneron Files Registration Statement for Secondary Offering"

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Syneron Medical Ltd. BY: /S/ Moshe Mizrahy —————————————— Moshe Mizrahy Chief Executive Officer

Date: February 20, 2005